                                            EQU: TSX, NYSE

Equal Announces Bankruptcy Court’s Issuance of Order regarding December 2010 Hearing

Calgary, Alberta – (CNW – March 9, 2011) As an update to its press release of January 25, 2011, relating to preliminary findings of fact and conclusions of law, Equal Energy Ltd. (“Equal” or “the Company”) hereby announces that Judge Christopher S. Sontchi of the United States Bankruptcy Court for the District of Delaware (the “Court”) has issued an Order (the “Order”) in furtherance of the Court’s findings regarding the trial held before the Court from December 15 to 17, 2010 involving certain agreements between the Company or certain of its subsidiaries and Petroflow Energy Ltd. or certain of its subsidiaries (“Petroflow”).  The Order quantifies certain material financial obligations owed by Equal to Petroflow, which were provided for in the Court’s earlier findings and conclusions.  The extent and amount of Equal’s claims against Petroflow must still be finalized in order to quantify its set-off rights and the net amount of the potential liability.  The Company does not know when a full and final determination of its financial exposure to Petroflow will be made or whether such final determination will, in fact, have a material financial affect on the Company.  Thus the Company has been advised that, at this time no payments are required to be made to Petroflow under the Order.  The Company is working diligently with its legal counsel to determine what its legal rights are in terms of challenging the Order, including an appeal and with its auditors to determine the effect on the Company’s financial statements.

Don Klapko, President and Chief Executive Officer of Equal said, “While the Court’s rulings, if upheld, may point to exposure for the Company that is somewhat above our original expectation, we remain optimistic that once the matter is finally resolved the financial impact to Equal will not be material.  Furthermore, the Order does not affect our drilling plans in the Hunton play and we still anticipate drilling 4 to 6 Hunton wells over the remainder of 2011.”

Dell Chapman                                                                                                      Don Klapko
Chief Financial Officer                                                                                                President & CEO
(403) 538-3580 or (877) 263-0262                                                                         (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.  In particular, this press release contains statements about the Company’s interpretation of the Order, the expected financial affect of the Order on the Company and the recommencement of the Company’s drilling program on the Hunton acreage.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, that the final set-off amounts may impact the financial exposure of Equal differently than currently anticipated, the availability of drilling services and risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.